FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ...x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
MEDIA RELEASE
Brendan Walker
4 March 1958 – 30 December 2006
Johannesburg, 2 January 2007. It is with a deep sense of loss and great sadness that Gold Fields Limited (Gold Fields) (NYSE,
JSE, DIFX: GFI) has to announce the death of Brendan Walker
in a car accident in the Eastern Cape on Saturday, 30 December
2006. Brendan was an executive vice president of Gold Fields and head of its South African operations.
Brendan is survived by his wife Tanya and two children, Clare
(11) and Peter (8).
Ian Cockerill, Chief Executive Officer of Gold Fields said:
“Brendan was not only a colleague but a friend. He was one of our brightest stars and his untimely death will leave a deep void.
On behalf of the Board and all of the people of Gold Fields we extend our deepest condolences to Tanya, Clare and Peter, as well as to his extended family and many friends and colleagues all over the world. We share in their grief and our thoughts are with them during this very difficult time.”
Brendan has been associated with Gold Fields his entire career.
After finishing his studies as a Gold Fields bursar at the
University of the Witwatersrand, he joined the Groups’ Kloof Gold
Mine as a shift boss in 1983. He worked his way up through the ranks to become manager of West Driefontein Gold Mine in
1995. Since then he has held a number of senior management
and executive positions in the Group, including as managing
director of Gold Fields Ghana from September 2003 to February
2006. He was appointed as an executive vice president and
head of South African operations on 1 March 2006.
Brendan’s successor will be announced in due course.
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 2 January 2007
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President:  Investor

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